# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GDS Holdings Limited, CIK 0001526125
CUSIP: 36165L108
Title of class of securities: Class A Ordinary Shares, par value $0.00005 per share
Address of issuer's principal executive offices: F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai, China (F4), 200137
Date of event which requires filing of this statement: 02/17/2025
Amends the filing with accession number 0001193125-24-148660
Filed by CIK 0001219573
Persons authorized to receive notices and communications: Chan Jen Keet, c/o Singapore, Technologies Telemedia Pte. Ltd., 1 Temasek Avenue #33-01, Millenia Tower, Singapore, Singapore (U0), 039192, (65) 6723 8730

## Reporting persons
- Singapore Technologies Telemedia Pte Ltd (CIK 0001219573): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 493,288,484; sole dispositive power 0; shared dispositive power 493,288,484; aggregate amount beneficially owned 493,288,484 (34.2% of the class)
  Comment: The number of shares beneficially owned includes 16,000,000 Class A ordinary shares, par value $0.00005 per share ("Class A Shares") of GDS Holdings Limited (the "Issuer") issuable upon conversion of the 0.25% Convertible Senior Notes due 2029.
  
  Percentages are based on 1,426,391,679 Class A Shares outstanding as of March 31, 2024, comprising 1,511,590,567 Class A Shares outstanding, less 85,198,888 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer's share incentive plans, as set forth in the Issuer's annual report on Form 20-F filed with the Securities and Exchange Commission (the "Commission") on April 29, 2024 (the "2023 Form 20-F").
  
  43,590,336 Class B ordinary shares ("Class B Shares") were disclosed as outstanding as of March 31, 2024 in the Issuer's 2023 Form 20-F. On that basis, with respect to (i) the election of a simple majority of the Issuer's directors and (ii) any change to the Issuer's articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of February 19, 2025 represented approximately 21.3% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of February 19, 2025 represented approximately 33.2% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis.
- STT Communications Ltd (CIK 0001139158): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: working capital (WC), affiliate funds (AF); sole voting power 0; shared voting power 493,288,484; sole dispositive power 0; shared dispositive power 493,288,484; aggregate amount beneficially owned 493,288,484 (34.2% of the class)
  Comment: The number of shares beneficially owned includes 16,000,000 Class A Shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2029.
  
  Percentages are based on 1,426,391,679 Class A Shares outstanding as of March 31, 2024, comprising 1,511,590,567 Class A Shares outstanding, less 85,198,888 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer's share incentive plans, as set forth in the Issuer's 2023 Form 20-F.
  
  43,590,336 Class B Shares were disclosed as outstanding as of March 31, 2024 in the Issuer's 2023 Form 20-F. On that basis, with respect to (i) the election of a simple majority of the Issuer's directors and (ii) any change to the Issuer's articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of February 19, 2025 represented approximately 21.3% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of February 19, 2025 represented approximately 33.2% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis.
- STT Garnet Pte. Ltd. (CIK 0002028855): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 493,288,484; sole dispositive power 0; shared dispositive power 493,288,484; aggregate amount beneficially owned 493,288,484 (34.2% of the class)
  Comment: The number of shares beneficially owned includes 16,000,000 Class A Shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2029.
  
  Percentages are based on 1,426,391,679 Class A Shares outstanding as of March 31, 2024, comprising 1,511,590,567 Class A Shares outstanding, less 85,198,888 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer's share incentive plans, as set forth in the Issuer's 2023 Form 20-F.
  
  43,590,336 Class B Shares were disclosed as outstanding as of March 31, 2024 in the Issuer's 2023 Form 20-F. On that basis, with respect to (i) the election of a simple majority of the Issuer's directors and (ii) any change to the Issuer's articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of February 19, 2025 represented approximately 21.3% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of February 19, 2025 represented approximately 33.2% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis.
- Temasek Holdings (Private) Limited (CIK 0001021944): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 493,288,484; sole dispositive power 0; shared dispositive power 493,288,484; aggregate amount beneficially owned 493,288,484 (34.2% of the class)
  Comment: The number of shares beneficially owned includes 16,000,000 Class A Shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2029.
  
  Percentages are based on 1,426,391,679 Class A Shares outstanding as of March 31, 2024, comprising 1,511,590,567 Class A Shares outstanding, less 85,198,888 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer's share incentive plans, as set forth in the Issuer's 2023 Form 20-F.
  
  43,590,336 Class B Shares were disclosed as outstanding as of March 31, 2024 in the Issuer's 2023 Form 20-F. On that basis, with respect to (i) the election of a simple majority of the Issuer's directors and (ii) any change to the Issuer's articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of February 19, 2025 represented approximately 21.3% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of February 19, 2025 represented approximately 33.2% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.00005 per share
Name of issuer: GDS Holdings Limited
Address of issuer's principal executive offices: F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai, China (F4), 200137
Comment:
Explanatory Note:
This Amendment No. 15 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Commission on June 5, 2017 and amended on June 19, 2017, October 23, 2017, November 16, 2017, February 1, 2018, June 18, 2018, July 5, 2018, March 19, 2019, December 10, 2019, June 24, 2020, August 4, 2020, October 27, 2020, February 22, 2022, December 12, 2023 and May 29, 2024 (the "Statement") to include Temasek (as defined below) as a reporting person based on an internal administrative change, the result of which Temasek (as defined below) may now be deemed to beneficially own the Class A Shares previously disclosed in the Statement to be beneficially owned by STT, STTC and STT Garnet (each as defined below).

Capitalized terms used but not defined herein have the meanings given to them in the Statement.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Statement is hereby amended and restated in its entirety as follows:

This Schedule 13D is filed jointly on behalf of the following (together, the "Reporting Persons"):

1. Singapore Technologies Telemedia Pte Ltd, a company organized under the laws of Singapore ("STT"), a wholly-owned subsidiary of Temasek (as defined below);
2. STT Communications Ltd, a company organized under the laws of Singapore ("STTC") and a wholly-owned subsidiary of STT;
3. STT Garnet Pte. Ltd., a company organized under the laws of Singapore ("STT Garnet") and a wholly-owned subsidiary of STTC; and
4. Temasek Holdings (Private) Limited, a company organized under the laws of Singapore ("Temasek").

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit 99.1.

The current Schedule A is hereby replaced in its entirety by Schedule A hereto.

The names of the directors and executive officers of the Reporting Persons are set forth in Schedule A attached hereto, which is incorporated herein by reference.
Residence or business address:
Item 2(b) of the Statement is hereby amended and restated in its entirety as follows:

The address of the principal business office of STT, STTC and STT Garnet is 1 Temasek Avenue, #33-01, Millenia Tower, Singapore 039192. The address of the principal business office of Temasek is 60B Orchard Road, #06-18, The Atrium@Orchard, Singapore 238891.

The business addresses of the directors and executive officers of the Reporting Persons are set forth in Schedule A attached hereto, which is incorporated herein by reference.
Present principal occupation or employment:
Item 2(c) of the Statement is hereby amended and restated in its entirety as follows:

The principal business of STT is providing management services, strategic investments specializing in communications & media, data centers and infrastructure technology businesses and investment holding. The principal business of STTC is providing management services, strategic investments specializing in communications & media, data centers and infrastructure technology businesses and investment holding. The principal business of STT Garnet is investment holding. The principal business of Temasek is investment holding.

The present principal occupations of the directors and executive officers of the Reporting Persons are set forth in Schedule A attached hereto, which is incorporated herein by reference.
Criminal convictions in the last five years: Neither the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any of the persons listed in Schedule A has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any of the persons listed in Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Each of the Reporting Persons: Singapore

The citizenship of the directors and executive officers of each of the Reporting Persons are set forth in Schedule A attached hereto, which is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Statement is hereby amended and restated in its entirety as follows:

STT, through its ownership of STTC and STT Garnet, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 493,288,484 Class A Shares, including 16,000,000 Class A Shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2029, or approximately 34.2% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares, as of February 19, 2025.

STTC, through its ownership of STT Garnet, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 493,288,484 Class A Shares, including 16,000,000 Class A Shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2029, or approximately 34.2% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares, as of February 19, 2025.

STT Garnet directly owns 493,288,484 Class A Shares (directly or in the form of ADSs), including 16,000,000 Class A Shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2029, or approximately 34.2% of the outstanding Class A Shares, and has shared power over the voting and disposition of such Class A Shares, as of February 19, 2025.

Temasek, through its ownership of STT, STTC and STT Garnet, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 493,288,484 Class A Shares, including 16,000,000 Class A Shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2029, or approximately 34.2% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares, as of February 19, 2025.

43,590,336 Class B Shares were disclosed as outstanding as of March 31, 2024 as set forth in the Issuer's 2023 Form 20-F. On that basis, the Class A Shares deemed to be beneficially owned by the Reporting Persons as of February 19, 2025 represented approximately 21.3% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:20 basis described herein and approximately 33.2% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:1 basis described herein.

To the knowledge of the Reporting Persons, the directors and executive officers of the Reporting Persons listed in Schedule A hereto beneficially own in the aggregate less than 1% of the Issuer's outstanding Class A Shares (directly or in the form of ADSs) as of February 19, 2025.

The foregoing percentages are based on 1,426,391,679 Class A Shares outstanding, comprising 1,511,590,567 Class A Shares outstanding as of February 19, 2025, less 85,198,888 Class A Shares held by JPMorgan Chase Bank, N.A., as depositary, which are reserved for future delivery upon exercise or vesting of share awards granted under the Issuer's share incentive plans, as set forth in the Issuer's 2023 Form 20-F.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Statement is hereby amended and restated in its entirety as follows:

The information set forth in Item 5(a) hereof is hereby incorporated by reference into this Item 5(b)
Transactions in the class effected during the past sixty days: There have been no transactions by the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer of any of the Reporting Persons in the Class A Shares of the Issuer (directly or in the form of ADSs) during the past sixty days, except that on January 16, 2025, Mr. Sio Tat Hiang, Mr. Bruno Lopez and Mr. Liu Chee Ming received 41,420, 29,080 and 22,040 ADSs, respectively, from the Issuer as a portion of their total director compensation as directors of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Joint Filing Agreement, dated February 19, 2025, among STT, STTC, STT Garnet and Temasek.

## Signatures
- Singapore Technologies Telemedia Pte Ltd: /s/ Chan Jen Keet, Chan Jen Keet, Company Secretary (02/19/2025)
- STT Communications Ltd: /s/ Chan Jen Keet, Chan Jen Keet, Company Secretary (02/19/2025)
- STT Garnet Pte. Ltd.: /s/ Chan Jen Keet, Chan Jen Keet, Company Secretary (02/19/2025)
- Temasek Holdings (Private) Limited: /s/ Jason Norman Lee, Jason Norman Lee, Authorised Signatory (02/19/2025)